Exhibit 11. Computation of per share earnings

      The following table sets forth the computation of basic and diluted earnings per common share for Hudson Valley Holding Corp. for each of the years indicated:

	(000’s except share data)
	Year ended December 31

	2006	2005	2004

Numerator:
Net income available to common shareholders for basic and diluted earnings per share	$34,059	$30,945	$27,540
Denominator:
Denominator for basic earnings per common share — weighted average shares(1)	8,952,652	8,929,679	8,847,452
Effect of diluted securities:
Stock options(1)	287,626	245,912	177,783

Denominator for diluted earnings per common share — adjusted weighted average shares(1)	9,240,278	9,175,591	9,025,235

Basic earnings per common share(1)	$3.80	$3.47	$3.11
Diluted earnings per common share(1)	3.69	3.37	3.05

(1) Adjusted for the effects of the 10 percent stock dividends in 2006 and 2005.